AMENDED SCHEDULE A

dated 13 December, 2021 to the

to the

AMENDED AND RESTATED

INVESTMENT ADVISORY AGREEMENT,

dated December 10, 2020, between

THE ADVISORS’ INNER CIRCLE FUND III

and

RAYLIANT INVESTMENT RESEARCH

The Trust shall pay to the Adviser, as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of each of the Funds in accordance with the following fee schedule:

Fund	Rate
Rayliant Quantamental China Equity Fund	0.60%
Rayliant Quantamental China Equity ETF	0.60%
Rayliant Quantitative Developed Market Equity ETF	0.65%
Rayliant Quantamental Emerging Market Equity ETF	0.65%

ACKNOWLEDGED AND ACCEPTED BY:

THE ADVISORS’ INNER CIRCLE FUND III

By:	/s/ Michael Beattie
Name: Michael Beattie
Title: President

RAYLIANT INVESTMENT RESEARCH

By:	/s/ Matthew Bowers
Name: Matthew Bowers
Title: General Counsel

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